UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com”. Information contained on our website is not incorporated by reference into this report.

Media release

David Miller to succeed James L. Amine as CEO of Investment Banking and Capital Markets, Eric Varvel to become Chairman of Investment Banking and Capital Markets. Harold Bogle appointed Vice-Chairman, Group Executive Office.

Zurich, November 11, 2019 – The Board of Directors has approved a change to the Executive Board of Credit Suisse. This change, along with a number of additional appointments, which we are announcing today, are effective immediately.

James L. Amine has decided to step down from his role of CEO of IBCM and from the Group Executive Board, after leading that activity successfully for more than ten years in order to take on a newly created role as head of Private Credit Opportunities, based in New York. This is a significant and strategic opportunity for the Firm and builds upon our Asset Management strategy.  The business will expand our alternative asset management product offering and focus on directly sourced private credit opportunities.  In addition, it adds capabilities for our Corporate and Financial Sponsor clients and leverages our strength globally across the credit spectrum. This new activity will also bring benefits to our Wealth Management strategy. The new role draws on Jim's extensive knowledge of the global capital markets and his deep client relationships. Jim will report to Eric Varvel.

Throughout his 22-year tenure at Credit Suisse, Jim has built a track record of success, shaping and leveraging our leading Investment Banking franchise over that period, most recently in his capacity as CEO of IBCM, since 2015. Under Jim's leadership, we have cemented leading positions across many industry and product groups, advising our clients in some of the largest cross border M&A and financing transactions in recent years.

David Miller is appointed CEO of Investment Banking & Capital Markets (IBCM) and will join the Group Executive Board.

David draws on 22 years of experience at the firm. In his most recent role at the Bank, David was Global Head of Credit, Head of Global Credit Products and a member of the Global Markets Management Committee. Prior to this, he was Global Head of Leveraged Finance Capital Markets and US Co-Head of the Syndicated Loan Group. He also served as Co-Head Global Markets Americas and Co-Head Fixed Income Americas Operating Committees and has occupied a number of senior roles across origination and banking during his career.

 David is an outstanding business leader, with a long track record of success. He is a recognized people

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Media release

leader and has a demonstrated ability to set strategy and implement it successfully.

Eric Varvel is appointed Chairman of IBCM, in addition to his existing responsibilities as CEO Asset Management and President and CEO Credit Suisse Holdings (USA), Inc. Harold Bogle, who was until now Chairman of IBCM will become Vice-Chairman, Group Executive Office.

During his career at the Bank, Eric has been a member of the Group Executive Board, CEO Investment Banking Division, CEO Asia Pacific, CEO Europe, Middle East and Africa and Chairman Middle East, Asia and Sovereign Wealth Funds. Over almost 30 years at Credit Suisse, across the US, Europe and APAC, Eric has demonstrated a unique track record of leading some of our most important businesses, building deep client relationships and developing key talent across the bank.

Harold Bogle joined the bank in 1981 and has led a number of our key product groups in Investment Banking over that time, including as Global Head of Financial Sponsor coverage and Co-Head Equity capital Markets-Europe. In his current role, Harold is a core member of the Operating Committee of the Investment Banking and Capital Markets division. Harold is Chair of the US Investment Banking Committee - Financing, and recently added leadership of the Leveraged Lending Remediation Program and the UHNW Group in IBCM to his responsibilities. The Vice-Chairman title recognizes the enormous client contribution which Harold has made over many years at Credit Suisse and his continued leadership across our IBCM activities.

Urs Rohner, Chairman of the Board of Credit Suisse said; “The Board of Directors would like to thank Jim for his strong commitment and excellent contribution to the bank over the past two decades. We look forward to welcoming David to the Executive Board of Credit Suisse. Credit Suisse will greatly benefit from his deep experience across capital markets and investment banking, combined with his broad client relationships both in the US and internationally.”

Tidjane Thiam, Chief Executive Officer of Credit Suisse said; “I want to thank Jim Amine for his invaluable contributions in building our leading Investment Banking footprint over many years and for his relentless dedication to our clients. His insight and knowledge across all aspects of Investment Banking have been, and will continue to be, of huge benefit to the firm and we look forward to his continued success in an exciting new venture for Credit Suisse where we believe we can unlock significant value for our clients going forward.”

“It is my pleasure to welcome David to the Executive Board. David is widely recognized as an outstanding leader with many years of experience. He has developed one of the best performing franchises of the bank in his previous role, innovating and delivering effective solutions for our clients. His client focus, his deep understanding of markets, his people leadership skills as well as his execution capabilities will put him in a strong position to lead IBCM forward.”

 He continued; “With Eric Varvel as Chairman of IBCM and his long track record and experience in this activity, we are adding to the strength of our IBCM leadership team. He brings to the role his knowledge of international markets having run APAC and EMEA as well as of our Wealth Management and Asset Management divisions. He enjoys deep client relationships in all the key markets in which we operate.”

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Media release

Further information Media Relations Credit Suisse AG, +41 844 33 88 44, media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,440 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
•	our plans, targets or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
•	the ability to maintain sufficient liquidity and access capital markets;
•	market volatility and interest rate fluctuations and developments affecting interest rate levels;
•
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;

•	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
•	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
•	the ability to achieve our strategic goals, including those related to our targets and financial goals;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
•	the adverse resolution of litigation, regulatory proceedings and other contingencies;
•
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
•	the potential effects of changes in our legal entity structure;
•	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
•	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

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Media release

Disclaimer

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2019 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Claude Jehle
Claude Jehle
Date: November 12, 2019		Director